July 31, 2019

Adam Gridley
President
Histogenics Corporation
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
One Marina Park Drive, Suite 900
Boston, MA 02210

       Re: Histogenics Corporation
           Amendment No. 1 to Registration Statement on Form S-4
           Filed July 23, 2019
           File No. 333-232147

Dear Mr. Gridley:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2019 letter.

Amendment No. 1 to Form S-4 filed July 23, 2019

Unaudited Pro Forma Condensed Combined Balance Sheet, page PF-4

1. Please revise to include a footnote explaining Histogenics pro forma adjustment to common stock.
2. Please revise footnote (e) to explain the calculation of the $11.8 million "transaction consideration" and how you determined the amount to be applied to additional paid in capital and common stock.
3. Please revise to provide a reconciliation for the multiple Ocugen pro forma adjustments to common stock, similar to footnote (l) for additional paid-in capital. Adam Gridley
Histogenics Corporation
July 31, 2019
Page 2
Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Combined Statements of Operations, page PF-5

4. We reference the March 8, 2019 agreement related to Histogenics' sale of substantially all of its assets of the NeoCart program to Medavate Corp. Please explain to us how this sale is reflected in your pro forma statements of operations. If any of the expenses are related to the assets or operations that will be sold tell us why these have not been eliminated in the pro forma statements of operations.
       You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff
Kruczek, Special Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameAdam Gridley
                                                           Division of
Corporation Finance
Comapany NameHistogenics Corporation
                                                           Office of
Electronics and Machinery
July 31, 2019 Page 2
cc:       Marc F. Dupr , Esq.
FirstName LastName